PYRAMID ENTERTAINMENT INC.
c/o Pyramid Media, Inc.
11077 Biscayne Blvd., Suite 200
Miami, FL 33161

October 2, 2013

VIA FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gregory Dundas

> **Re: Pyramid Entertainment, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 5, 2013**
> **File No. 024-10352**

Dear Mr. Dundas:

        This letter is in response to the comment letter of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated August 21, 2013, to Pyramid Entertainment, Inc. (the "Company") regarding the above-captioned filing of the Company (the "Amended Filing"). Please note that the Staff's comments are restated below along with the Company's responses.   We are also submitting Amendment No. 2 to the Form 1-A filed on May 8, 2013 ("Amendment No. 2"), concurrently with this letter to reflect our responses to the Staff's comments.

Summary, page 12

1. We note your added disclosure on page 12 indicating that you believe your relationship with Ingrooves Fontana "is longer than most such relationships in the recording industry today" and your 21% distribution fee is "a preferential rate."   Highlight the bases for your beliefs.

Response:

The Company has revised its disclosure in accordance with the Staff's comment.   Please see pages 12, 23 and 25 of the Amendment No. 2.

Our Business, page 22

2. We note the website for Pyramid Records.   On the websites and in your offering circular, you list many more artists who have signed to your label over the years (e.g. John Secada, Stephen Stills, etc.).   Please clarify that after your contracts with these artists have expired you retain no rights to any percentage of the revenues from continuing sales of the albums.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see pages 12, 22 and 25 of Amendment No. 2.

3. We note the recording artists that are currently under contract and those whom you aspire to sign are entitled to advances of $75,000 for a studio album. Clarify whether any advances have been paid by the Company to any of its artists under contract, and if not, whether the proceeds of this offering are necessary to make such payments to your artists under contract and with contracts pending.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 23 of Amendment No. 2.

4. We note your disclosure in response to prior comment 8 from our letter dated June 4, 2013. Please clarify through additional disclosure whether your 10 master recordings have been your only source of revenue to date. If not, please discuss all the ways your company has generated revenues.

Response:

The Company has revised its disclosure in accordance with the Staff's comment. Please see pages 12, 18 and 23 of Amendment No. 2.

Item 5. Unregistered Securities Issued or Sold Within One Year, pg. 4 and Financial Statements and Supplementary Information, Note 5, Subsequent Events

5. In connection with the 2,370,000 shares issued on May 6, 2013 to officers, directors, employees and consultants of your company, please tell us how (a) you intend to account for this transaction and (b) how the fair value for the services rendered will be determined.

Response:

Per FASC 718-10-30, the accounting treatment for the above transaction is an increase in equity and an in increase in either compensation cost or professional fees. The cost of services received from an employee or consultant in exchange for awards of share-based compensation/payment is measured based on the grant-date fair value of the equity instruments issued.

Financial Statements and Supplementary Information, Years Ended December 31, 2012 and 2011

Notes to the Financial Statements

Note 2 – Intangible Assets, page 8

6. Please tell us how you considered Staff Accounting Bulletin (SAB) Topic 5.G in determining fair value should be used for purposes of recording the nonmonetary transfer (contributing of the master record catalogue) by Mr. Jacobi to Pyramid Entertainment on December 31, 2012.

Response:

The guidance in SAB Topic 5.G is intended to address the transfer, just prior to or contemporaneously with an initial public offering, of nonmonetary assets in exchange for a company's stock. Mr. Jacobi donated the music catalog on or before December 31, 2012, with only an increase in paid in capital, no stock was exchanged. After speaking with Mr. Shapiro at the SEC, this comment was missed during their first review. Mr. Jacobi eventually received stock and since there is common control, the intangible asset has to be recorded at historical cost.

Note 5 – Subsequent Events, page 9

7. Please update your disclosure to the date of your amended filing. We note the Company issued 25,000 shares of common stock to an outside consultant on July 26, 2013, but the first paragraph of your disclosure indicates that subsequent events was only evaluated through May 6, 2013.

Response:

The Company acknowledges Staff's comment and updated its disclosure to the date of its amended filing.

Exhibits

8. Please file a legality opinion as exhibit 11.

Response:

The Company had previously filed a legality opinion as exhibit 11 to its Form 1-A filed on May 8, 2013.

9. Please file any "test the water" materials used under authorization of Rule 254 or sales materials required to be filed under Rule 256.

Response:

The Company has not, to date, utilized any "test the water" materials under authorization of Rule 254 or sales materials required to be filed under Rule 256.

General

10. Please provide interim unaudited financial statements for the period ended June 30, 2013 per the instructions to Form 1-A.

Response:

The Company has included its interim unaudited financial statements for the period ended June 30, 2013 as per the instructions to Form 1-A in its Amendment No. 2.

In making its responses, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Gerald Adler, Esq., of Newman & Morrison LLP, at (212) 248-1001.

Very truly yours,

/s/ Allen Jacobi

_____

Allen Jacobi
President

cc: Gerald Adler, Newman & Morrison LLP